News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release: 10 December 2008

REED ELSEVIER ANNOUNCES TERMINATION OF DISCUSSIONS TO SELL REED BUSINESS INFORMATION

Reed Elsevier announced today that it has terminated discussions with potential bidders for Reed Business Information (“RBI”).  In view of the recent deterioration in macro-economic outlook and poor credit market conditions, and after discussions with short listed bidders, the Board has judged it not possible to structure a transaction on acceptable terms at this time.

Following this decision, RBI will be managed as a separate division within Reed Elsevier by its experienced senior management team, led by Keith Jones, who has been appointed Chief Executive Officer of RBI.  Mr Jones was previously the CEO of RBI UK.  The strategy of Reed Elsevier remains to divest RBI in the medium term when conditions are more favourable.  The business will be structured and managed so as to ensure that value is maximised over the period it remains in Reed Elsevier’s ownership.

Sir Crispin Davis, Reed Elsevier’s Chief Executive Officer, commented: “RBI is a high quality business, with a strong management team and a record of success in developing online services.  Whilst the short term outlook for RBI is challenging given the recent deterioration in economic outlook, we believe the business has significantly more value to our shareholders than could be realised in a transaction at this time.  RBI accounts for less than 10% of Reed Elsevier’s operating profits and cash flows and our continuing ownership of RBI will in no way distract us from our strategic focus on delivering authoritative content through leading brands, driving online solutions, improving cost efficiency and continuing to reshape and strengthen our portfolio”.

“As stated in the Trading Update issued on the 13 November, Reed Elsevier remains on track to deliver on our goals this year of good revenue growth, meaningful margin improvement and the strongest constant currency growth in adjusted earnings per share for a decade.  With clarity around the divestment process for RBI, we will now move forward with term debt issuance as part of our planned refinancing of the ChoicePoint acquisition facility. Reed Elsevier is in a strong financial position and we are very confident in our ability to refinance.”

Reed Elsevier announced its intention to divest Reed Business Information in February.  Its advertising revenue model and the inherent cyclicality fit less well with the subscription based information and workflow solutions focus of Reed Elsevier’s strategy. In November, Reed Elsevier indicated that it was in discussions with bidders and that a consortium of banks were available to provide financing, but that in the current economic and credit environment, a satisfactory outcome could not be certain.

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Notes to Editors

About Reed Elsevier

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Analytics, and Business sectors.

The group employs more than 35,700 people, including approximately 19,000 in North America. In February 2008, Reed Elsevier reported revenues for 2007 of £4,584m/€6,693m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.